Sharon D. Mitchell, Attorney at Law
57492 Onaga Trail ∙ Yucca Valley, California 92284
1410 Washington Drive ∙ Stafford, Virginia 22554
(248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac@att.net

*Admitted in Michigan

2 February 2011

Ms. Heather Clark
Mail Stop 3561
Division of Corporation Finance
United States Securities and
 Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Green Oasis Environmental, Inc.
Item 4.01 Form 8-K
Filed January 21, 2011
File No. 033-68304-02

Dear Ms. Clark:

We are in receipt of your correspondence dated January 26, 2011, and on behalf of Mr. Peter Margiotta, President and Director of Green Oasis Environmental, Inc., I would like to take the opportunity to respond to same.

1.
State whether, if during the company’s two most recent years, and any subsequent interim period prior to engaging the new accountant, the company consulted the newly engaged accountant regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the registrant’s financial statements, or any matter that was either the subject of a disagreement or a reportable event.  Include the date the new accountant was engaged in your revised 8-K. Refer to Regulation S-K, Item 304(a)(2) and revise.

Response:

We have filed a Form 8-K/A to reflect revisions as requested above, and to read as follows:

A letter of engagement between the Company and the new accountant, GBH CPA’s, PC (“GBH”) was executed on January 20, 2011, and GBH was engaged as the Company’s financial auditor.

The Company has not, during the Company’s two most recent years, and any subsequent interim period prior to engaging the new accountant, consulted the newly engaged accountant regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the registrant’s financial statements, or any matter that was either the subject of a disagreement or a reportable event.

The decision to change accountants was due simply to the fact that the Company needed audited financials and the previous accountant was not certified and thus was unable to perform an audit for the Company.  GBH is a PCAOB registered accounting firm and will be able to provide the Company with audited financial statements, which in turn will be uploaded on Edgar as soon as they are available.

Further, and in connection with this response, we acknowledge and understand the following:

∙	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

∙	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

∙	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or to contact Peter Margiotta at (780) 443-4237 (Phone) or (780) 489-3935 (Facsimile).

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell